Sit Mutual Funds
Investment Presentation
June 2023

These presentation materials were prepared for institutional use only and must be preceded or accompanied by a prospectus. This material is for illustration purposes only and does not constitute an offer to buy or sell a security.

Sit Investment Associates, Inc.
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402-2211
Phone: 800-332-5580
Fax: 612-342-2111
www.sitfunds.com

Sit Investment Associates

Outline of Presentation

I. Organization

II. **Dividend Growth & Balanced Funds**

III. **U.S. Government Securities Fund**

IV. **Tax-Exempt Funds**

V. **Disclosures**

Sit Investment Associates

2

Corporate Values and Goals
Established with the Founding of the Firm in 1981

Our Corporate Values

➢ To operate under the highest ethical and professional standards.

➢ To put our clients first in everything we do. We realize that the success of our clients results in our success.

➢ To maintain our uncompromising commitment and adherence to our investment philosophy and style, while continually seeking ways to enhance our successful investment process.

➢ To always work hard for our clients, expending the effort they deserve in all aspects of the investment management and client reporting process.

Our Corporate Goals

➢ To provide superior investment management products for discriminating investors.

➢ To act as a "true extension" of the client's own operations, providing highly individualized services in an increasingly challenging investment environment.

➢ To control effectively our own destiny, avoiding imposed pressures for "growth," thereby allowing us to provide the services we believe our clients require and deserve.

Sit Investment Associates

Sit Mutual Funds
A Family of No-Load Mutual Funds
Specializing In Growth Equity Portfolios And Fixed Income

Our Mission Statement
The firm is dedicated to a single purpose: to be a premier investment management firm.

Sit Investment Associates, Inc. Total Assets Under Management
As of March 31, 2023: $15.3 Billion

➢ Equity $2.0 Billion
➢ Fixed Income $13.3 Billion

➢ Institutional Separate Accounts $13.3 Billion
➢ Sit Mutual Funds $2.0 Billion

History
1981
➢ Sit Investment Associates , Inc. is founded in Minneapolis by Eugene C. Sit. The company is one of the largest minority-owned advisory firms in the U.S.
➢ Sit Mutual Funds formed

1984
➢ Sit Fixed Income division formed to manage taxable and tax-exempt fixed income portfolios

1989
➢ Sit International division formed to manage international and global portfolios

Sit Investment Associates

Investment Philosophy

Equity Management

➢ To achieve superior long-term absolute and real returns through investing in growth-oriented investment opportunities.

➢ We invest primarily in high quality growth companies worldwide that have the potential to increase earnings at a faster rate than the representative economy and market index and are at reasonable valuation levels.

Fixed Income Management

➢ To attain consistent, superior risk-adjusted returns using a conservative investment style.

➢ We utilize investment grade securities, with special emphasis on fixed income securities that provide high interest income and stability of principal value.

Sit Investment Associates

Sit Investment Associates, Inc. Professionals

Equity

Name	Years of Investment Experience	Years With SIA
Roger J. Sit, CEO, CIO	33	25
Kent L. Johnson, CFA	30	34
Ronald D. Sit, CFA	39	39
David A. Brown, CFA	28	25
Michael T. Manns	36	9
Mark A. Pepper	24	19
Raymond E. Sit	31	31
Robert W. Sit, CFA	31	31
Stacey M. Curme	26	30
Ningning Tang, CFA	19	15
Lee J. Feltman, CFA	16	16
Deepak Chaulagai, CFA	16	1
Daniel F. Garafalo	14	0
Bradley W. Meyer	20	22
Eric M. Manthe	12	18
Nicholas D. Tich	15	18
Samuel K. V. Krawczyk	9	9
Michael J. Sit	9	3

Total Years Investment Experience 406 Years
Average Years Investment Experience 22.6 Years

Fixed Income

Name	Years of Investment Experience	Years With SIA
Roger J. Sit, CEO, CIO	33	25
Bryce A. Doty, CFA	33	27
Paul J. Jungquist, CFA, CGMA, CPA	29	29
Mark H. Book, CFA, CMA	37	22
Kurt van Kuller, CFA	43	5
Christopher M. Rasmussen, CFA	23	24
Todd S. Emerson, CFA	28	16
Kevin P. O'Brien, CFA	20	22
Michael J. Reich, CFA	18	19
Michael R. Hilt, CFA	35	1
Michael C. Hubbard, CFA	17	11
Jessica A. Ersfeld, CFA	16	15
Jason B. Miller, CFA	16	9
Andrew J. Tich, CFA	15	17
Nick F. Ochsner, CFA	11	5
Joseph H. Lepinski, CFA	17	16
Michael J. Book, CFA	7	3
Nicholas J. Spann	1	3

Total Years Investment Experience 466 years
Average Years Investment Experience 23.3 years

Sit Investment Associates

Sit Mutual Fund Offerings

Higher Risk
Higher Growth Potential

GROWTH

- Developing Markets Growth Fund
- Small Cap Growth Fund
- International Growth Fund
- Mid Cap Growth Fund
- Large Cap Growth Fund
- ESG Growth Fund

GROWTH & INCOME

- Small Cap Dividend Growth Fund
- Global Dividend Growth Fund
- Dividend Growth Fund
- Balanced Fund

INCOME

- Tax-Free Income Fund
- Minnesota Tax-Free Income Fund
- U.S. Government Securities Fund
- Quality Income Fund

Lower Risk
Lower Growth Potential

Sit Investment Associates

II. Dividend Growth & Balanced Funds

Dividend Growth Investing: Why It's Currently Attractive

The Return Environment

In a modest return environment expected for equities going forward, dividends are likely to become a large component of total returns

Investor Preferences

While demographic trends are playing a role, investors have become more conservative after "excesses" in recent years and high profile scandals. In addition, corporations are under pressure to manage capital wisely.

Higher Corporate Payouts

Corporate balance sheets remain strong and payout ratios remains relatively low, particularly based on normalized earnings. Free cash flow will remain strong due to secular/structural factors

Sit Investment Associates

Portfolio Objectives / Characteristics for
Dividend Growth, Global Dividend Growth, and Small Cap Dividend Growth Funds

➢ Equal proportion of growth companies that pay dividends and quality companies that pay a material dividend. Managers anticipate that all companies have the potential to increase their dividend.

➢ Investment universe: dividend-paying stocks across all sectors, geographies, and market capitalizations

➢ A dividend yield that exceeds (gross basis) each Fund's respective index

➢ Forecasted beta of approximately 0.90 for each Fund (source: Bloomberg Risk Analytics)

➢ Earnings per share growth rates similar to each Fund's respective index, but with lower fundamental valuations

➢ Above average "stability" for balance sheet, earnings, and cash flow measurements compared to each Fund's respective index

Sit Investment Associates

Dividend Growth Portfolios
(Dividend Growth, Global Dividend Growth, and Small Cap Dividend Growth Funds)

What Do Fund Managers Look For?

➢ The fundamental process includes a search for stocks of companies with:

- Growing earnings;

- Stable-to-improving margins;

- Global opportunities;

- A sustainable competitive advantage; and

- Experienced management

➢ The Funds look further for companies that exhibit characteristics that would encourage dividends and dividend growth:

- <u>Consistency</u> of earnings, cash flow generation

- Emphasis on <u>balance sheet strength,</u> includes low debt and strong cash flow;

- Shareholder "friendly" management teams committed to <u>returning excess capital</u> to shareholders; and

- High current <u>dividend yield</u> or potential for significant dividend increases over time.

Dividend Paying Stocks Outperform Non-Dividend Paying Stocks In A Slower Economy



100,000
10,000
1,000
100
10
Dividend-Paying S&P 500 Stocks - Gain/Yr = 10.2% *
Non-Dividend Paying S&P 500 Stocks - Gain/Yr = 5.9% *
S&P 500 Equal-Weighted Total Return - Gain/Yr = 9.2% *
'73 '75 '77 '79 '81 '83 '85 '87 '89 '91 '93 '95 '97 '99 '01 '03 '05 '07 '09 '11 '13 '15 '17 '19 '21

* Based on geometric average of total returns from December 1973 to June 2023. Holdings equal-weighted and rebalanced quarterly.

	December 1973 to June 2023		
	Dividend Paying Stocks*	**Non-Dividend Paying Stocks***	**Difference**
Median Ann. Return When Real Annualized Q/Q GDP is **Greater Than 3.0%****	22.0%	20.2%	1.7%
Median Ann. Return When Real Annualized Q/Q GDP is **Less Than 3.0%****	12.3%	9.3%	3.0%

*Universe consists of S&P 500 constituents, rebalanced quarterly and equal-weighted.
** Median annualized Q/Q US real GDP growth during the period = 2.8%.

Sources: Ned Davis Research, FactSet & Sit Investment Associates

Sit Investment Associates

Sit Dividend Growth Fund
March 31, 2023

INVESTMENT OBJECTIVE

The Sit Dividend Growth objective is to generate:

- Long-term capital appreciation of securities;
- Income that exceeds the dividend yield of the S&P 500® Index; and
- Income that grows over a period of years.

INVESTMENT STRATEGY

The Sit Dividend Growth seeks to achieve its investment objective by investing, under normal market conditions, 80% of its net assets in common stocks of dividend-paying, growth-oriented companies that it deems financially strong and with the potential for long-term returns based on these criteria:

- A company's earnings growth;
- A record of increasing dividend payments;
- Strong prospects for growing dividend payments indicated, in part, by growing earnings and cash flow;
- Unique product or service;
- Growing product or service demand;
- Dominant and growing market share;
- Management experience and capabilities; and
- Strong financial condition.

SECTOR ALLOCATION (%)

Electronic Technology	16.3	Producer Manufacturing	6.4
Finance	13.4	Utilities	4.7
Technology Services	13.2	Health Services	4.1
Health Technology	12.6	Sectors Less Than 4.0%	21.7
Consumer Non-Durables	6.4	Cash and Other Net Assets	1.2

TOP TEN HOLDINGS (%)

Microsoft Corp.	6.1	ConocoPhillips	2.0
Apple, Inc.	5.9	Exxon Mobil Corp.	2.0
Broadcom, Inc.	2.8	PepsiCo, Inc.	1.9
Johnson & Johnson	2.5	Oracle Corp.	1.8
UnitedHealth Group, Inc.	2.0	Analog Devices, Inc.	1.8

BALANCE SHEET / PROFITABILITY - MEDIANS (%)

	Return on Invested Capital	Free Cash Flow Margin	Net Debt/ Capital
Sit Dividend Growth	15.1	13.8	38.0
S&P 500® Index	11.8	10.4	38.0
Russell 1000® Growth Index	14.2	10.4	34.8
Russell 1000® Value Index	10.0	8.0	37.9

INVESTMENT STYLE

Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

PORTFOLIO CHARACTERISTICS

Number of Holdings:	76
Wtd. Avg. Market Cap:	$414.2 B
Median Market Cap:	$95.1 B
Beta (vs. S&P 500® Index):	0.89

Source for Balance Sheet/Profitability-Medians : FactSet

Sit Investment Associates

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580. Please see additional information including definitions of terms and risks specific to this fund in the last section entitled "Disclosures."

Sit Small Cap Dividend Growth Fund
March 31, 2023

INVESTMENT OBJECTIVES

The Sit Small Cap Dividend Growth objective is to generate:

- Long-term capital appreciation of securities;
- Income that exceeds the dividend yield of the Russell 2000® Index; and
- Income that grows over a period of years.

INVESTMENT STRATEGY

The Sit Small Cap Dividend Growth seeks to achieve its investment objective by investing, under normal market conditions, 80% of its net assets in common stocks of dividend-paying, growth-oriented companies with capitalizations of up to $3 billion, or up to the market capitalization of the largest company included in the Russell 2000® Index measured at the end of the previous 12 months, that it deems financially strong and with the potential for long-term returns based on these criteria:

- A company's earnings growth;
- A record of increasing dividend payments;
- Strong prospects for growing dividend payments indicated, in part, by growing earnings and cash flow;
- Unique product or service;
- Growing product or service demand;
- Dominant and growing market share;
- Management experience and capabilities; and
- Strong financial condition.

SECTOR ALLOCATION (%)

Finance	25.2	Industrial Services	5.5
Producer Manufacturing	11.2	Commercial Services	4.8
Health Technology	7.2	Energy Minerals	4.3
Electronic Technology	6.7	Sectors Less Than 4.3%	25.2
Process Industries	6.6	Cash and Other Net Assets	3.3

TOP TEN HOLDINGS (%)

Monolithic Power Systems, Inc.	3.0	TFI International, Inc.	2.1
KBR, Inc.	2.9	Nexstar Media Group, Inc.	1.9
Northern Oil & Gas, Inc.	2.2	Tenet Healthcare Corp.	1.9
Oasis Petroleum, Inc.	2.1	Crane Holdings Co.	1.8
Olin Corp.	2.1	Stifel Financial Corp.	1.8

BALANCE SHEET / PROFITABILITY - MEDIANS (%)

	Return on Invested Capital	Free Cash Flow Margin	Return on Equity
Sit Small Cap Dividend Growth	11.4	6.3	16.3
Russell 2000® Index	7.9	2.0	0.7
Russell 2000® Growth Index	9.5	2.8	4.0
Russell 2000® Value Index	6.9	0.8	-0.9

INVESTMENT STYLE

Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$15.5
S Share Assets (Millions):	$4.7
Number of Holdings:	92
Wtd. Avg. Market Cap (Billions):	$6.1
Median Market Cap (Billions):	$4.3
Beta (vs. Russell 2000® Index):	0.90

Source for Balance Sheet/Profitability-Medians : FactSet

Sit Investment Associates

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580. Please see additional information including definitions of terms and risks specific to this fund in the last section entitled "Disclosures."

Sit Global Dividend Growth Fund
March 31, 2023

INVESTMENT OBJECTIVE

The Sit Global Dividend Growth objective is to generate:

- Long-term capital appreciation of securities;
- Income that exceeds the dividend yield of the MSCI World Index; and
- Income that grows over a period of years.

INVESTMENT STRATEGY

The Sit Global Dividend Growth seeks to achieve its investment objective by investing, under normal market conditions, 80% of its net assets in common stocks of dividend-paying, growth-oriented companies issued by U.S. and foreign companies. At least 30% of its net assets will be invested outside the U.S. Sit Global Dividend invests in companies that it deems financially strong and with the potential for growing dividend payments, growth, and long-term return based on these criteria:

- A company's earnings growth;
- A record of increasing dividend payments;
- Strong prospects for growing dividend payments indicated, in part, by growing earnings and cash flow;
- Unique product or service;
- Growing product or service demand;
- Dominant and growing market share;
- Management experience and capabilities; and
- Strong financial condition.

SECTOR ALLOCATION (%)

Finance	15.2	Consumer Non-Durables	7.9
Technology Services	14.4	Consumer Services	3.7
Electronic Technology	13.8	Energy Minerals	3.7
Health Technology	10.7	Sectors Less Than 3.5%	18.1
Producer Manufacturing	10.0	Cash and Other Net Assets	2.5

TOP TEN HOLDINGS (%)

Apple, Inc.	7.1	AstraZeneca, PLC, ADR	2.4
Microsoft Corp.	6.9	Accenture, PLC	2.4
Shell, PLC, ADR	2.7	Applied Materials, Inc.	2.3
Broadcom, Inc.	2.6	JPMorgan Chase & Co.	2.2
Johnson & Johnson	2.4	Alphabet, Inc. - Class A	2.1

BALANCE SHEET / PROFITABILITY - MEDIANS (%)

	Return on Invested Capital	Free Cash Flow Margin	Net Debt/ Capital
Sit Global Dividend Growth	14.6	12.1	31.2
MSCI World	9.6	7.9	27.5
S&P 500® Index	11.8	10.4	38.0
MSCI EAFE	8.6	6.7	20.9

INVESTMENT STYLE

Style

Cap Size	Value	Blend	Growth
Large		■	
Mid			
Small			

COUNTRY ALLOCATION

United States	57.9
United Kingdom	13.9
Switzerland	6.9
Germany	5.6
Ireland	4.9
Australia	3.4
Spain	1.7
Japan	1.6
2 Countries Less Than 1.6%	1.6
Cash and Other Assets	2.5

PORTFOLIO CHARACTERISTICS

Number of Holdings:	68
Wtd. Avg. Market Cap:	$470.9 B
Median Market Cap:	$79.0 B
Beta (vs. MSCI World Index):	0.94

Source for Balance Sheet/Profitability-Medians : FactSet

Sit Investment Associates

Sit Balanced Fund
March 31, 2023

INVESTMENT OBJECTIVE

The Sit Balanced objective is to generate:

- long-term capital appreciation of securities;
- preservation of principal; and
- provide regular income.

INVESTMENT STRATEGY

The Sit Balanced seeks to achieve its investment objective by investing in a diversified portfolio of stocks and bonds. Between 35% and 65% of the Fund's assets will be invested in common stocks and between 35% and 65% in fixed-income securities. This allocation of assets will vary over time in response to our evaluation of present and anticipated market and economic conditions.

To achieve long-term capital growth, the Sit Balanced Strategy invests in common stocks of growth companies with a capitalization of $5 billion or more at the time of purchase. Evaluation of a company's potential for above average long-term earnings and revenue growth, which we believe is the primary determinant of a company's potential for above average long-term earnings and revenue growth is based on these criteria:

- Unique product or service;
- growing product demand;
- dominant and growing market share;
- management experience and capabilities; and
- a company's strong financial condition.

To achieve its objectives of preservation of principal and providing regular income, the Sit Balanced Strategy invests in debt securities that may include the following:

- Mortgage-backed securities, including CMOs;
- Asset-backed securities;
- U.S. Treasuries;
- Corporate debt securities;
- Taxable municipal securities;
- Short-term debt obligations that, at the time of purchase, are primarily either rated investment-grade or, if unrated, determined to be of comparable quality.

TOP HOLDINGS (%)

Stocks		Bonds	
Company Name	**% of Net Assets**	**Company Name**	**% of Net Assets**
Apple, Inc.	5.3	U.S. Treasury Bond, 3.63%, 2/15/53	1.4
Microsoft Corp.	4.9	U.S. Treasury Note, 3.50%, 2/15/33	1.0
Alphabet, Inc.	3.8	FNMA, 4.50%, 9/1/52	0.7
NVIDIA Corp.	2.6	FNMA, 4.50%, 7/1/52	0.7
UnitedHealth Group, Inc.	2.2	JP Morgan Mortgage Trust, 5.00%, 7/25/52	0.7

BALANCE SHEET / PROFITABILITY - MEDIANS (%)

	Return on Invested Capital	Free Cash Flow Margin	Net Debt/ Capital
Sit Balanced	15.2	15.5	28.1
S&P 500® Index	11.8	10.4	38.0
Russell 1000® Growth Index	14.2	10.4	34.8
Russell 1000® Value Index	10.0	8.0	37.9

EQUITY INVESTMENT STYLE

Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

FIXED-INCOME INVESTMENT STYLE

Duration
Short
Interm
Long
Quality
High
Mid
Low

PORTFOLIO ALLOCATION (%)

Stocks	62.8
Bonds	34.0
Cash and Other Net Assets	3.2

Source for Balance Sheet/Profitability-Medians : FactSet

Sit Investment Associates

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580. Please see additional information including definitions of terms and risks specific to this fund in the last section entitled "Disclosures."

III. U. S. Government Securities Fund

Investment Philosophy, Objective and Strategy

- The Sit U.S Government Securities Fund ("Fund") seeks to attain consistent, superior risk-adjusted returns using a conservative investment approach. The objective is to provide high current income and safety of principal by investing exclusively in U.S. government securities which are issued, guaranteed or insured by the U.S. government or its agencies or instrumentalities.

- Fund managers search for securities providing high current income relative to yields currently available in the market. Considerations include their economic outlook, prepayment risk, yield, maturity and liquidity. **Seasoned, high-coupon, mortgage pools with stable prepayment histories are favored.** Managers attempt to maintain an average effective duration for the portfolio of approximately 0 to 5 years.

Sit Investment Associates

Risk Management

Risk management is a very important factor in achieving the high risk-adjusted returns that the Fund seeks. Fund managers monitor portfolio interest rate related risks by measuring traditional durations based on bond maturities, and adjusted durations based on the expected average lives of individual securities. Fund managers do not substantially shift portfolio durations with the expectation that there is substantial value added from aggressive duration shifts.

Below is a list of the Fund's attributes for primary fixed income market risk measures:

- **Interest Rate Risk:** The Fund's duration is generally kept between 0 to 5 years.

- **Credit Risk:** Minimal. All securities are U.S. Treasury/Agency issues.

- **Prepayment Risk:** The mortgages favored by the Fund are seasoned, high coupon securities which have relatively stable and predictable prepayment characteristics. These securities tend to have relatively short durations and therefore do not have the price risk of more traditional MBS issues.

- **Yield Curve Risk:** Fund managers do not make "bets" on the expected shape of the yield curve. Managers seek strong risk-adjusted returns from an emphasis on income, not on the direction of interest rates.

- **Call Risk:** Minimal. The Fund rarely uses callable securities.

Sit Investment Associates

Average Annual Total Returns As of May 31, 2023

	3 Mo	1 Yr	3 Yrs	5 Yrs	10 Yrs	Since Inception*	30-Day SEC Yield
Sit U.S. Government Securities Fund Class S	**1.00**	**-1.74**	**-1.35**	**0.89**	**0.88**	**4.62**	**3.76**
Sit U.S. Government Securities Fund Class Y	**0.96**	**-1.58**	**-1.14**	**-**	**-**	**0.01**	**4.01**
Bloomberg Interm. Gov't Bond Index	0.20	5.98	4.04	2.76	2.32	5.40	

*The Sit U.S. Government Securities Fund Class S inception was 6/2/87; Class Y inception was 1/1/2020

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month end at www.sitfunds.com or 800-332-5580. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administration expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Sit Investment Associates

Sit U.S. Government Securities Fund
Sector Weightings

	12/16	12/17	12/18	12/19	12/20	12/21	12/22	4/23
U.S. Treasury Bonds	2 %	1 %	1 %	0 %	9 %	0 %	1 %	1 %
U.S. Agency Bonds	0	0	0	0	0	0	0	1
Agency CMO's	50	51	54	59	52	66	68	67
TIPS	0	0	0	0	0	4	0	0
Mortgage Pass-Through Securities	44	42	41	36	36	27	29	29
Asset Backed Securities	2	2	2	2	2	1	1	1
Cash Equivalents	2	4	2	3	1	2	1	1
Totals	100 %	100 %	100 %	100 %	100 %	100 %	100 %	100 %
Sit Gov't. Fund Quality	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY
Sit Gov't. Fund Duration (years)	1.2	2.3	2.7	2.4	1.9	1.2	2.1	**2.9 Yrs**
Bloomberg 1-3 Year Gov't. Dur. (years)	2.0	1.9	1.9	1.9	1.9	2.0	1.9	**1.9 Yrs**
Bloomberg Interm. Gov't. Dur. (years)	3.9	3.8	3.8	3.8	3.9	4.0	3.7	**3.7 Yrs**

Duration is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. There are multiple accepted methodologies utilized across the industry to calculate duration estimates. The duration reported herein are Effective Duration estimates calculated by the Adviser, which are based on assumptions by the Adviser and are subject to a number of limitations.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month end at www.sitfunds.com or 800-332-5580. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administration expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Sit Investment Associates

High coupon seasoned mortgages exhibit the most stable prepayments.



Source: Sit Investment Associates, Inc.

Sit Investment Associates

SEASONED GOVERNMENT AGENCY MORTGAGES - SIMPLIFIED EXAMPLE

Coupon	Purchase Cost		Par		Premium Paid
6.00%	$104,000	—	$100,000	=	$4,000

		Interest Received		Premium Loss		Profit	Profit / Cost
1)	Nobody refinances	$6,000	——	$0	=	$6,000	5.77%
2)	One-fifth is refinanced after 6 months	$5,400	——	$800	=	$4,600	4.42%
3)	Half is refinanced after 6 months	$4,500	——	$2,000	=	$2,500	2.40%
4)	All is refinanced after 6 months	$3,000	——	$4,000	=	-$1,000	-0.96%

Source: Sit Investment Associates, Inc.

Sit Investment Associates

Sit U.S. Government Securities Fund Class S

Quarterly Rates of Return

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	YTD
1987		1.00*	-1.07	6.14	6.05**
1988	4.10	1.27	1.63	0.67	7.86
1989	1.45	4.72	1.27	3.21	11.04
1990	0.32	4.02	1.44	4.83	10.97
1991	2.54	1.05	4.73	4.01	12.87
1992	-0.77	3.50	2.13	0.52	5.43
1993	2.77	1.90	1.26	1.23	7.34
1994	0.19	-0.02	1.07	0.51	1.77
1995	2.85	3.26	1.98	2.95	11.50
1996	0.42	0.66	1.69	2.14	4.99
1997	0.00	3.00	3.04	1.95	8.19
1998	1.39	1.70	2.34	0.94	6.52
1999	0.00	0.04	0.85	0.47	1.37
2000	1.53	1.72	2.19	3.42	9.15
2001	2.63	1.59	3.17	0.91	8.56
2002	0.72	2.33	1.87	0.77	5.79
2003	0.53	0.23	0.00	0.42	1.19
2004	1.52	-0.58	1.87	0.52	3.35
2005	0.13	1.97	-0.17	0.55	2.49
2006	0.09	0.43	2.33	1.26	4.13
2007	1.67	0.12	2.43	2.55	6.92
2008	3.05	-0.17	0.99	1.19	5.13
2009	2.12	1.78	2.51	1.17	7.78
2010	1.26	1.10	1.50	0.96	4.91
2011	0.74	1.50	0.43	0.03	2.72
2012	0.99	0.73	0.85	0.07	2.67
2013	-0.27	-1.48	-0.35	0.01	-2.08
2014	0.63	0.35	0.60	0.62	2.22
2015	0.78	-0.08	0.50	0.21	1.42
2016	0.99	0.72	0.18	-1.19	0.69
2017	1.25	0.45	0.21	0.35	1.33
2018	-0.25	0.30	0.42	1.31	1.77
2019	1.25	1.30	1.22	0.00	3.34
2020	1.25	0.44	0.22	-0.18	3.81
2021	-0.04	0.25	-0.43	-0.74	-0.96
2022	-1.25	-0.44	-2.98	0.16	-4.45
2023	1.40				

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month end at www.sitfunds.com or 800-332-5580. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administration expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

INVESTMENT OBJECTIVES

The Sit U.S. Government Securities objective seeks high current income and safety of principal.

INVESTMENT STRATEGY

The Sit Sit U.S. Government Securities seeks to achieve its investment objective by investing exclusively in U.S. government securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities.

The Fund invests a substantial portion of its assets in pass-through securities. Pass-through securities are formed when mortgages or other debt instruments are pooled together and undivided interests in the pool are sold to investors, such as the Fund. Pass-through securities in which the Fund invests include mortgage-backed securities such as those issued by Government National Mortgage Association (GNMA), Federal National Mortgage Association (FNMA) and Federal Home Loan Mortgage Corporation (FHLMC). GNMA is an agency of the U.S. government and its securities are backed by the full faith and credit of the U.S. government. FNMA and FHLMC are U.S. government sponsored enterprises and their securities are backed by their credit. Other types of U.S. government securities in which the Fund may invest include U.S. Treasury securities, U.S. government agency collateralized mortgage obligations and other U.S. government agency securities.

SECTOR ALLOCATION (%)

CMO	67.1	U.S. Treasury/Federal Agy.	1.8
GNMA Pass-Through	14.1	Asset-Backed	1.0
FNMA Pass-Through	11.2	SBA Pass-Through	0.5
FHLMC Pass-Through	3.2	Cash & Other Net Assets	1.1

INVESTMENT STYLE

PORTFOLIO CHARACTERISTICS

Average Maturity:	22.1 years
Effective Duration:	3.0 years

Sit Investment Associates

Sit U.S. Government Securities Fund Class S Historic NAV and 12-Month Distribution Rate

Sit U.S. Gov't Securities Fund Historic NAV

$10.18

Sit U.S. Gov't Securities Fund 12-Month Distribution Rate

2.8%

The 30-Day SEC Yield as of 5/31/2023 was 3.79%

Source: Sit Investment Associates, Inc.

The **30-Day SEC Yield** reflects the rate at which the Fund is earning income on its current portfolio of securities, while the **Distribution Rate** reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months.

 Sit Investment Associates

Historic Interest Rate Levels
10-Year U.S. Treasury

10 Year Treasury Yield (Highlighting 9 Bear Markets) - 12/31/91 – 5/31/23



10 Year Treasury Yield (%)
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
#1
#2
#3
#4
#5
#6
#7
#8
#9
Dec-91
Dec-92
Dec-93
Dec-94
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10
Dec-11
Dec-12
Dec-13
Dec-14
Dec-15
Dec-16
Dec-17
Dec-18
Dec-19
Dec-20
Dec-21
Dec-22

Source: Sit Investment Associates Inc.

	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	YTD 2023
Sit U.S. Gov't. Securities Fund	1.8	11.5	5.0	8.2	6.5	1.4	9.2	8.6	5.8	1.2	3.4	2.5	4.1	6.9	5.1	7.8	4.9	2.7	2.7	-2.1	2.2	1.4	0.7	1.3	1.8	3.3	3.6	-1.0	-4.5	1.3
Bloom. Inter. Gov't./Bond Index	-1.8	14.4	4.1	7.7	8.5	0.5	10.5	8.4	9.6	2.3	2.3	1.7	3.8	8.5	10.4	-0.3	5.0	6.1	1.7	-1.3	2.5	1.2	1.1	1.1	1.4	5.2	5.7	-1.7	-7.7	2.1

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month end at www.sitfunds.com or 800-332-5580. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administration expenses are included in the Fund's performance.

Sit Investment Associates

IV. Tax-Exempt Funds
-Sit Tax-Free Income Fund
-Sit Minnesota Tax-Free Income Fund

Sit Investment Associates

Sit Tax-Exempt Funds' Investment Strategy

The investment objective is to <u>maximize after-tax income</u> by placing major emphasis on:

- The income component of total return
- Over-weighting select, high quality/higher-yielding sectors of the tax-exempt market
- Minimization of capital gains; lower turnover
- Maximizing usage of revenue bonds which carry solid credit ratings but higher yields due to the impact of sinking funds and call provisions
- Heavy use of secondary market for purchases through a network of over 100 broker-dealers
- Callable bonds when expectations are that calls will not be made. These provide an increase in yield to the coupon rate after the call date

Sit Tax-Exempt Funds' Risk Control

Portfolio managers control risk for the tax-exempt funds by:

- Maintaining portfolio durations within a specified range of their benchmark
- Minimizing credit risk by mainly using investment grade securities. Non-rated tax-exempt bonds are utilized, but only after internal research.
- Minimizing liquidity risk by utilizing securities that have sound credit quality, generate significant cash flow, have stable prepayment characteristics, and have well-diversified ownership
- Maintaining a broad issue and geographic diversification with our tax-exempt bond security selections with an average holding of less than one percent of the total portfolio

Sit Investment Associates

Sit Tax-Free Income Fund Average Annual Total Returns
As Of May 31, 2023

	3 Mo	1 Yr	3 Yrs	5 Yrs	10 Yrs	Since Inception*	30-Day SEC Yield
Sit Tax-Free Income Fund Cl S	**0.62**	**-1.57**	**-0.92**	**0.38**	**2.34**	**4.52**	**3.23**
Sit Tax Free Income Fund – Cl Y	0.68	-1.33					3.49
Bloomberg 5-Yr Muni	0.45	0.43	-0.67	1.32	1.51	4.40	

*The Sit Tax-Free Income Fund's inception was 9/29/88
**Sit Tax Free Income Fund – Cl Y's inception was 5/31/21

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month end at www.sitfunds.com or 800-332-5580. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administration expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Sit Investment Associates

Five Largest National Funds' Yield and Duration
Compared to Sit Tax-Free Income Fund
As of September 30, 2020



Average Annual Total Returns (%) as of May 31, 2023

	1 Year	3 Year	5 Year	10 Year	Since Inception
Sit Tax-Free Income	**-1.6**	**-0.9**	**0.4**	**2.3**	**4.5**
Fidelity® Interm Muni Inc (FLTMX)	1.0	0.0	1.7	1.9	5.0
Victory Tax Exempt Intermediate-Term (USATX)	0.5	0.1	1.6	2.1	5.9
Old Westbury Municipal Bond (OWMBX)	0.7	-1.4	1.0	1.0	3.1
Northern Intermediate Tax-Exempt (NOITX)	0.2	-1.2	1.2	1.7	3.6
BNY Mellon Municipal Bond (DRTAX)	-0.4	-0.3	1.3	2.1	5.0
Morningstar Muni National Interm	0.3	-0.4	1.3	1.7	N/A
Bloomberg Barclays US 5 Yr Municipals	0.4	-0.7	1.3	1.5	3.3

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share prices as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return. Please refer to the disclosure section for important information regarding risk and expenses.

*American Funds Values as of 6/30/20

 **Sit Investment Associates**

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580. Please see additional information in the last section entitled "Disclosures."

INVESTMENT OBJECTIVE

The Sit Tax-Free Income objective seeks high current income that is exempt from federal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Sit Tax-Free Income seeks to achieve its investment objective by investing primarily in municipal securities that generate interest income that is exempt from both regular federal income tax and federal alternative minimum tax. During normal market conditions, the Fund invests 100% (and, as a fundamental policy, no less than 80%) of its net assets in such tax-exempt municipal securities. Municipal securities are debt obligations issued by or for U.S. states, territories, and possessions and the District of Columbia, and their political subdivisions, agencies, and instrumentalities.

The Fund invests both in revenue bonds, which are backed by and payable only from the revenues derived from a specific facility or specific revenue source, and in general obligation bonds, which are secured by the full faith, credit and taxation power of the issuing municipality. The Fund generally invests a significant portion of its assets in obligations of municipal housing authorities, which include single family and multi-family mortgage revenue bonds, revenue bonds of health care-related facilities, and revenue bonds of educational institutions, which include higher education institutions, public, private and charter schools, and student loan-backed bonds.

QUALITY RATINGS (%)

		Assessment of Non-Rated Securities	
AAA	11.3	AAA	0.0
AA	31.2	AA	0.2
A	11.9	A	0.2
BBB	9.2	BBB	1.6
Less than BBB	1.9	BB	21.5
Non-Rated	29.0	Less than BB	5.5
Cash and Other Net Assets	5.5		

SECTOR ALLOCATION (%)

Single Family Mortgage	27.9	Escrow to Maturity/Pre-Refund	3.3
Multi Family Mortgage	23.5	Insured	2.8
Other Revenue	17.9	Transportation	2.1
Education/Student Loan	5.5	Sectors Less Than 2.0%	7.2
Investment Companies	4.3	Cash and Other Net Assets	5.5

INVESTMENT STYLE

Duration
Short
Interm
Long
Quality
High
Mid
Low

PORTFOLIO CHARACTERISTICS

Average Maturity:	19.7 Years
Duration to Estimated Avg. Life:	4.9 Years

Sit Investment Associates

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580. Please see additional information including definitions of terms and risks specific to this fund in the last section entitled "Disclosures."

Sit Tax-Free Fund Class S Historic NAV Vs. 12-Month Distribution Rate
As of May 31, 2023

Sit Tax-Free Income Fund Historic NAV



Sit Tax-Free Income Fund 12-Month Distribution Rate



Source: Sit Investment Associates Inc.

The 30-Day SEC Yield as of 5/31/2023 was 3.12%

The **30-Day SEC Yield** reflects the rate at which the Fund is earning income on its current portfolio of securities, while the **Distribution Rate** reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months.

Sit Investment Associates



Sit Tax-Free Income Fund

PORTFOLIO CHARACTERISTICS
(% NET ASSETS)

QUALITY - RATED	Dec-05	Dec-06	Dec-07	Dec-08	Dec-09	Dec-10	Dec-11	Dec-12	Dec-13	Dec-14	Dec-15	Dec-16	Dec-17	Dec-18	Dec-19	Dec-20	Dec-21	Dec-22	Jun-23
AAA	30.6%	31.6%	24.2%	11.7%	9.5%	9.6%	8.4%	8.0%	9.9%	11.1%	11.2%	10.7%	12.6%	12.7%	11.0%	8.0%	9.1%	11.2%	12.3%
AA	4.4	3.1	8.6	8.0	11.7	12.2	22.9	28.3	23.6	27.8	29.8	29.9	31.9	35.1	31.5	33.2	32.0	28.7	30.3
A	21.2	16.5	12.1	11.8	16.9	17.1	18.5	20.9	23.9	23.0	21.6	22.2	19.8	16.9	15.3	18.7	14.9	11.8	12.3
BBB	33.7	30.0	26.9	27.6	18.5	25.5	16.7	15.2	10.0	7.5	5.5	4.3	4.7	7.0	8.0	10.9	12.6	9.3	7.2
<BBB	3.6	2.6	4.7	5.0	6.7	5.7	6.4	5.7	6.6	5.2	3.8	3.7	3.5	2.2	2.1	2.8	2.5	2.1	1.0
CASH EQUIVALENTS	6.5	1.6	-0.4	1.9	3.7	1.1	4.0	0.9	6.8	2.7	5.5	7.0	5.3	5.7	10.2	3.3	4.2	7.8	8.1
TOTAL RATED	100.0%	85.4%	76.1%	66.0%	67.0%	71.2%	76.9%	79.0%	80.8%	77.3%	77.4%	77.8%	77.8%	79.6%	78.1%	76.9%	75.3%	70.9%	71.2%
NON-RATED (SIT INTERNAL RATINGS)																			
(AAA)	0.0	0.0	0.0	0.0	0.0	0.4	0.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
(AA)	0.0	0.0	0.0	0.0	0.3	1.9	1.7	1.5	1.6	1.4	1.3	0.2	0.2	0.1	0.3	0.2	0.2	0.2	0.3
(A)	0.0	2.2	3.3	2.8	2.7	1.1	0.8	0.8	0.0	0.0	0.2	0.1	0.0	0.0	0.0	0.3	0.1	0.2	0.2
(BBB)	0.0	3.8	5.9	5.1	6.5	7.4	5.3	4.8	3.3	2.4	1.4	1.6	0.5	0.7	0.7	0.9	1.5	1.8	1.4
(<BBB)	0.0	8.6	14.7	26.1	23.5	18.0	14.9	13.9	14.3	18.9	19.7	20.3	22.1	19.6	20.9	21.7	22.8	26.9	26.9
(TOTAL NON-RATED)	0.0	14.6	23.9	34.0	33.0	28.8	23.1	21.0	19.2	22.7	22.6	22.2	22.2	20.4	21.9	23.1	24.7	29.1	28.8
TOTAL PORTFOLIO	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
AVERAGE RATING	A1 / A+	A2 / A	A3 / A-	Baa1/BBB+	Baa1 / BBB+	Baa1 / BBB+	A3 / A-	A3 / A-	A2 / A	A2 / A	A2 / A	A2 / A	A2 / A	A2 / A	A2 / A	A2/A	A2/A	A2/A	A2/A

PORTFOLIO COMPOSITION	Dec-05	Dec-06	Dec-07	Dec-08	Dec-09	Dec-10	Dec-11	Dec-12	Dec-13	Dec-14	Dec-15	Dec-16	Dec-17	Dec-18	Dec-19	Dec-20	Dec-21	Dec-22	Jun-23
SINGLE FAMILY HOUSING	1.0%	1.4%	4.5%	7.6%	10.3%	10.9%	13.0%	17.2%	19.4%	23.0%	22.4%	21.6%	25.0%	25.7%	23.5%	18.8%	17.8%	24.6%	31.0%
MULTI-FAMILY HOUSING	15.4	14.5	15.3	14.0	14.0	12.5	11.5	16.2	15.3	18.3	19.6	21.7	23.7	20.9	21.3	25.9	28.0	24.6	17.1
HOSPITAL	18.5	20.2	21.3	20.7	16.1	14.7	12.2	9.5	6.0	6.0	4.5	4.2	5.1	5.1	4.2	4.3	3.4	2.1	2.6
IDR/PCR	8.9	5.5	4.5	4.2	4.5	4.0	2.3	1.7	1.6	0.9	0.7	0.5	0.1	0.1	0.1	0.3	0.4	0.5	0.6
EDUCATION	3.9	7.8	10.2	11.2	11.2	15.4	14.2	12.0	10.3	9.9	8.3	7.6	6.4	7.6	7.2	10.5	9.7	6.5	5.7
LEASES	1.2	0.7	0.4	0.8	2.3	1.7	0.9	0.4	0.7	0.9	0.8	1.2	1.3	1.5	1.2	1.5	1.5	0.7	0.6
INSURED	21.5	22.2	17.2	5.8	2.7	3.2	3.5	3.2	2.6	5.0	4.9	4.1	3.7	3.9	3.3	3.3	3.0	2.2	3.1
INSURED G.O.	2.1	2.6	3.1	1.0	0.7	1.0	2.5	3.1	3.4	3.1	2.0	2.3	1.8	2.8	2.7	4.0	2.1	0.6	0.5
GENERAL OBLIGATION	0.4	1.0	1.7	1.6	3.3	2.7	4.8	6.2	6.6	6.5	5.9	6.2	6.0	5.7	6.0	6.2	5.0	1.9	1.3
UTILITIES	3.0	1.5	1.1	2.3	2.3	2.1	3.2	4.7	3.2	2.2	2.8	1.3	1.5	0.7	0.8	0.4	0.6	0.4	0.0
C/T/E FUNDS	0.6	0.7	3.7	6.1	7.4	6.6	7.6	6.0	6.0	6.2	6.1	5.5	3.7	3.6	4.0	5.5	5.1	4.2	4.2
ESC. TO MAT/PRE REF	2.4	4.4	1.9	0.0	0.0	0.4	0.0	0.0	0.0	0.0	0.2	1.0	1.8	2.5	1.9	1.2	2.6	3.2	2.5
PUBLIC FACILITIES	1.2	0.8	1.0	2.6	2.8	1.8	1.3	1.2	1.0	0.0	0.4	0.0	0.6	0.4	0.2	0.2	0.1	0.0	0.0
OTHER REVENUE	12.3	14.2	13.1	18.9	16.7	17.4	15.5	14.6	13.6	12.2	12.5	11.6	9.9	10.2	10.9	11.6	13.8	17.2	19.3
TRANSPORTATION	0.6	0.5	0.6	0.6	1.2	3.1	1.9	1.0	2.4	2.7	2.7	2.9	2.7	1.8	1.2	2.0	1.8	2.0	2.0
SALES	0.5	0.4	0.8	0.7	0.8	1.4	1.7	2.1	1.1	0.3	0.6	1.3	1.4	1.8	1.3	1.0	1.1	1.4	1.4
CASH EQUIVALENTS	6.5	1.6	-0.4	1.9	3.7	1.1	3.9	0.9	6.8	2.8	5.6	7.0	5.3	5.7	10.2	3.3	4.2	7.8	8.1
HEDGED	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	-0.2	0.2	0.0
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
STATED MATURITY (Yrs)	11.6	14.0	15.4	15.1	15.1	15.7	16.1	17.9	16.9	17.6	17.0	16.8	17.4	18.1	18.2	19.6	20.4	18.7	19.2
WEIGHTED AVG CPN	5.3	5.3	5.3	5.3	5.1	5.4	5.0	4.8	4.5	4.6	4.5	4.4	4.4	4.4	4.0	4.2	3.9	4.0	4.1
DUR TO AVG LIFE (Yrs)	3.2	3.9	4.8	5.6	5.6	6.3	6.1	6.2	6.7	5.9	5.7	5.7	4.1	4.3	5.1	5.3	3.9	4.8	5.7
BLOOMBERG 5-YR YLD TO WORST	3.5	3.7	3.4	3.0	2.2	2.3	1.5	1.2	1.7	1.5	1.5	2.1	1.9	2.2	1.9	0.6	0.7	3.0	3.1

Duration is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. There are multiple accepted methodologies utilized across the industry to calculate duration estimates. The duration reported herein are Effective Duration estimates calculated by the Adviser, which are based on assumptions by the Adviser and are subject to a number of limitations.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month end at www.sitfunds.com or 800-332-5580. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administration expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Sit Investment Associates

Sit Minnesota Tax-Free Income Fund
Average Annual Total Returns As of May 31, 2023

	3 Mo	1 Yr	3 Yrs	5 Yrs	10 Yrs	Since Inception*	30-Day SEC Yield
Sit Minnesota Tax-Free Income Fund	**0.56**	**-1.19**	**-0.72**	**0.67**	**1.87**	**3.99**	**3.23**
Bloomberg 5-Yr Muni	0.45	0.43	-0.67	1.32	1.51	3.71	

*The Sit Minnesota Tax-Free Income Fund's inception was 12/1/93

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month end at www.sitfunds.com or 800-332-5580. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administration expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Sit Investment Associates

Five Largest Minnesota Tax-Exempt Mutual Funds' Yields and Duration

As of May 30, 2023



Average Annual Total Returns (%) as of September 30, 2020	1 Year	3 Year	5 Year	10 Year	Since Inception
Sit MN Tax-Free Income Fund (SMTFX)	**-1.2**	**-0.7**	**0.7**	**1.9**	**4.0**
Delaware MN High-Yield Muni Bd A	-2.1	0.1	1.1	2.0	4.3
Delaware Tax-Free MN A	-1.7	-0.7	0.8	1.7	5.5
Delaware Tax-Free MN Intermediate A	-0.5	-0.8	0.7	1.4	4.1
Nuveen Minnesota Intermediate Muni Bd I	0.9	-0.3	1.4	2.0	3.8
Bloomberg 5-Year Municipal Index	0.4	-0.7	1.3	1.5	3.7

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share prices as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return. Please refer to the disclosure section for important information regarding risk and expenses.

Sit Investment Associates

Sit Minnesota Tax-Free Income Fund
March 31, 2023

INVESTMENT OBJECTIVE

The Sit Minnesota Tax-Free Income objective seeks high current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Sit Minnesota Tax-Free Income seeks to achieve its investment objective investing primarily in municipal securities that generate interest income that is exempt from regular federal income tax and Minnesota regular personal income tax. During normal market conditions, Sit Minnesota Tax-Free Income invests 100% (and, as a fundamental policy, no less than 80%) of its net assets in such tax-exempt municipal securities. Sit Minnesota Tax-Free Income may invest up to 20% of its assets in securities that generate interest income subject to both Minnesota and federal alternative minimum tax ("AMT"). Investors subject to AMT treat the Fund's income subject to AMT as an item of tax preference in computing their alternative minimum taxable income.

Sit Minnesota Tax-Free Income substantially invests in municipal securities issued by the state of Minnesota and its political subdivisions. Sit Minnesota Tax-Free Income invests in both general obligation bonds, which are secured by the full faith, credit and taxation power of the issuing municipality, and in revenue bonds, which are backed by and payable only from the revenues derived from a specific facility or specific revenue source. Sit Minnesota Tax-Free Income generally invests a significant portion of its assets in obligations of municipal housing authorities, which include single family and multi-family mortgage revenue bonds, revenue bonds of health care-related facilities, and revenue bonds of educational institutions, which include higher education institutions, public, private and charter schools, and student loan-backed bonds.

QUALITY RATINGS (%)

		Assessment of Non-Rated Securities	
AAA	10.0	AAA	0.0
AA	36.6	AA	0.0
A	10.2	A	0.9
BBB	8.0	BBB	6.3
Less than BBB	8.6	BB	13.5
Non-Rated	22.2	Less than BB	1.5
Cash and Other Net Assets	4.4		

SECTOR ALLOCATION (%)

Single Family Mortgage	26.1	Municipal Lease	3.1
Multi Family Mortgage	18.9	Other Revenue	2.8
Education/Student Loan	14.9	Escrow to Maturity/Pre-Refund	1.5
Hospital / Health Care	13.1	Sectors Less Than 1.5%	4.4
General Obligation	10.8	Cash and Other Net Assets	4.4

INVESTMENT STYLE

Duration

Quality	Short	Interm	Long
High			
Mid		■	
Low			

PORTFOLIO CHARACTERISTICS

Average Maturity:	16.9 Years
Duration to Estimated Avg. Life:	5.1 Years

Sit Investment Associates

Sit Minnesota Tax-Free Income Fund Historic NAV vs. 12-Month Distribution Rate

Sit MN Tax-Free Income Fund Historic NAV



Sit MN Tax-Free Income Fund 12-Month Distribution Rate



Source: Sit Investment Associates, Inc.

The 30-Day SEC Yield as of 5/31/2023 was 3.27%

The **30-Day SEC Yield** reflects the rate at which the Fund is earning income on its current portfolio of securities, while the **Distribution Rate** reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months.

Sit Investment Associates

Portfolio Characteristics
(% NET ASSETS)

	12/31/2007	12/31/2008	12/31/2009	12/31/2010	12/31/2011	12/31/2012	12/31/2013	12/31/2014	12/31/2015	12/31/2016	12/31/2017	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022	5/31/2023
QUALITY - RATED																	
AAA	17.0 %	9.8 %	8.2 %	6.8 %	7.7 %	7.1 %	5.9 %	4.6 %	6.5 %	4.4 %	4.6 %	10.3 %	11.1 %	9.9 %	9.7 %	10.9 %	10.7 %
AA	8.1	16.8	18.7	19.1	22.6	19.7	22.4	22.2	24.5	30.2	28.1	28.4	28.0	30.7	35.4	34.2	35.7
A	13.5	15.8	16.9	18.8	17.3	16.3	20.8	20.7	20.4	20.0	20.1	15.5	13.8	13.4	12.3	12.1	9.9
BBB	17.3	15.5	15.8	15.6	15.8	11.9	13.0	10.2	7.9	7.8	9.9	9.2	8.5	7.2	5.6	5.5	7.8
NON-RATED & OTHER	3.2	3.1	1.3	1.8	0.6	1.2	1.0	1.4	3.6	5.7	5.8	6.0	6.6	9.2	9.6	8.7	8.7
CASH EQUIVALENTS	3.3	1.2	5.0	3.1	3.5	10.2	2.1	9.1	7.8	2.3	4.1	3.8	7.5	5.1	4.5	6.6	4.8
TOTAL RATED	**62.4 %**	**62.2 %**	**65.9 %**	**65.2 %**	**67.5 %**	**66.4 %**	**65.2 %**	**68.2 %**	**70.7 %**	**70.4 %**	**72.6 %**	**73.2 %**	**75.5 %**	**75.5 %**	**77.1 %**	**78.0 %**	**77.6 %**
NON-RATED (SIT INTERNAL RATINGS)																	
(AAA)	0.5 %	0.0 %	0.0 %	0.5 %	0.0 %	0.0 %	0.0 %	0.0 %	0.0 %	0.0 %	0.0 %	0.0 %	0.0 %	0.0 %	0.0 %	0.0 %	0.0 %
(AA)	0.6	0.6	0.4	2.7	2.6	1.8	2.5	2.0	1.3	0.0	0.5	0.0	0.0	0.0	0.0	0.0	0.0
(A)	7.6	7.4	7.6	3.6	3.0	1.2	0.9	0.7	0.4	0.3	0.9	1.7	1.2	1.2	1.1	0.9	0.9
(BBB)	19.1	18.2	15.7	14.4	13.8	11.7	9.9	7.8	7.9	8.7	5.7	4.2	4.9	5.0	4.5	6.4	6.3
(BB)	9.8	11.6	10.4	13.6	13.1	18.9	21.5	21.3	19.7	20.6	20.3	20.9	18.4	18.3	17.3	14.7	15.2
(TOTAL NON-RATED)	**37.6**	**37.8**	**34.1**	**34.8**	**32.5**	**33.6**	**34.8**	**31.8**	**29.3**	**29.6**	**27.4**	**26.8**	**24.5**	**24.5**	**22.9**	**22.0**	**22.4**
TOTAL PORTFOLIO	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**
AVERAGE RATING	A2 / A	A3 / A-	A2 / A	A3 / A-	A2 / A	A2 / A	A3 / A-	A2 / A	A2 / A	A2 / A	A3 / A-	A2 / A	A2/ A	A2/ A	A2/ A	A2/ A	A2/ A

	12/31/2007	12/31/2008	12/31/2009	12/31/2010	12/31/2011	12/31/2012	12/31/2013	12/31/2014	12/31/2015	12/31/2016	12/31/2017	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022	5/31/2023
PORTFOLIO COMPOSITION																	
MULTI-FAMILY HOUSING	21.4 %	19.9 %	17.9 %	21.7 %	17.1 %	18.5 %	21.5 %	19.8 %	20.8 %	21.0 %	20.1 %	20.4 %	19.3 %	20.8 %	18.6 %	18.6 %	19.2 %
SINGLE FAMILY HOUSING	7.5	12.2	14.6	12.4	17.3	12.4	17.6	16.6	15.8	15.6	15.4	17.5	17.8	17.3	19.1	24.4	25.4
HOSPITAL	25.1	25.5	22.1	20.1	19.1	17.2	16.4	16.2	14.9	17.2	16.8	16.1	14.8	14.7	13.5	13.2	13.3
INSURED	5.2	4.9	3.7	3.6	3.0	2.8	1.2	1.7	1.3	0.5	0.5	0.3	0.2	0.2	0.2	0.2	0.1
INSURED - G.O.	0.1	0.0	0.4	1.0	1.0	0.7	0.7	0.6	0.1	0.1	0.1	0.2	0.1	0.1	0.1	0.0	0.0
OTHER REVENUE	9.7	9.4	9.5	10.2	10.2	9.1	8.5	7.1	6.7	5.7	5.2	4.9	4.2	3.6	2.7	2.9	2.8
IDR/PCR	2.7	3.6	2.7	2.5	2.1	1.3	1.2	0.3	0.2	0.2	0.6	0.5	0.5	0.6	0.4	0.6	0.6
CASH EQUIVALENTS	3.3	1.2	5.0	3.1	3.5	10.2	2.1	9.1	7.8	2.3	4.1	3.8	7.5	5.1	4.5	6.6	4.8
ESC. TO MAT/PRE REF	4.2	0.3	2.2	0.0	0.0	0.3	1.5	0.9	3.3	2.0	3.6	3.5	3.1	1.7	1.8	1.5	1.3
EDUCATION	12.4	11.0	10.4	10.5	11.5	11.1	11.6	11.0	11.7	14.3	14.2	13.6	13.8	15.8	14.3	15.1	15.4
LEASES	2.5	2.4	2.2	2.5	2.9	4.2	4.2	4.5	4.8	7.0	6.7	5.4	4.8	4.5	6.6	3.0	3.0
GENERAL OBLIGATION	0.7	1.5	0.8	0.5	2.5	2.2	2.0	1.5	2.7	4.0	3.5	7.3	9.1	10.8	14.4	10.2	10.6
PUBLIC FACILITIES	0.4	0.5	0.4	0.6	0.5	0.3	0.3	0.3	0.2	0.5	0.2	0.2	0.2	0.2	0.2	0.0	0.0
UTILITIES	3.8	6.4	5.3	7.2	5.6	5.0	4.8	5.2	4.2	4.8	4.8	3.7	2.1	2.0	2.1	1.4	1.4
TRANSPORTATION	0.0	0.5	1.6	2.2	2.0	2.9	3.4	1.6	1.4	1.0	0.9	0.3	0.3	0.3	0.2	0.9	0.7
SALES	0.0	0.0	0.3	1.0	0.9	0.7	1.4	2.2	2.8	2.5	2.0	1.3	1.1	1.2	1.0	1.1	1.1
MUTUAL FUNDS	1.0	0.8	0.9	0.8	0.8	1.0	1.7	1.4	1.3	1.3	1.2	1.0	1.0	1.0	0.3	0.3	0.3
	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %
STATED MATURITY (YRS)	15.5	14.6	14.7	15.4	16.1	14.5	16.5	15.3	15.2	16.5	15.7	16.2	15.9	16.5	16.8	16.4	16.6
WEIGHTED AVG CPN	5.3	5.3	5.1	5.2	5.2	4.6	4.9	4.5	4.5	4.7	4.5	4.5	4.2	4.1	3.8	3.7	3.7
DUR TO AVG LIFE (YRS)	4.9	5.1	4.9	5.5	5.4	4.2	5.1	4.7	4.8	5.8	4.2	4.8	4.3	4.6	4.5	4.9	5.6
30-DAY SEC YLD (%)	4.6	4.6	4.6	4.7	4.3	3.5	3.7	2.7	2.7	3.1	2.6	3.0	2.0	1.8	1.5	3.2	3.3
BARCLAYS 5-YR YLD TO WORST	3.4	3.4	2.2	2.3	1.5	1.2	1.7	1.5	1.5	2.1	1.9	2.2	1.3	0.6	0.7	3.0	3.2
BARCLAYS 5-YR MOD DUR TO WORST	4.1	4.1	4.0	3.9	3.9	4.0	3.9	3.9	3.9	3.9	4.0	4.0	3.9	3.9	3.8	3.7	3.6
AVG PRICE	98.5	84.3	97.1	95.3	100.9	104.2	99.7	103.5	103.9	102.0	104.8	101.6	105.1	105.6	105.3	89.5	89.3

Duration is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. There are multiple accepted methodologies utilized across the industry to calculate duration estimates. The duration reported herein are Effective Duration estimates calculated by the Adviser, which are based on assumptions by the Adviser and are subject to a number of limitations.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month end at www.sitfunds.com or 800-332-5580. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administration expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Sit Investment Associates

V. Disclosures

Sit Investment Associates

Disclosure Page

Mutual fund investing involves risk; principal loss is possible. There is no guarantee that a Fund's objectives will be achieved, and the market value of securities held by a Fund may fall or fail to rise. Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. More information on the risks specific to each Fund is included in each Fund's prospectus. Prospectuses may be obtained by calling Sit Mutual Funds at 800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing.

Risks specific to Sit Dividend Growth Fund
Dividend paying stocks may not experience the same capital appreciation non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium-sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause a Fund's performance to be higher or lower than the performance of funds that focus on other types of stocks that have a broader investment style. A decrease in interest rates may lower the income earned by the Fund.

Risks specific to Sit Small Cap Dividend Growth Fund
Dividend paying stocks may not experience the same capital appreciation non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium and small-sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause a Fund's performance to be higher or lower than the performance of funds that focus on other types of stocks that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Risks specific to Sit Global Dividend Growth Fund
Dividend paying stocks may not experience the same capital appreciation non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium-sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause a Fund's performance to be higher or lower than the performance of funds that focus on other types of stocks that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial accounting standards.

Sit Investment Associates

Risks specific to Sit Balanced Fund

The Fund's focus on growth stocks may cause a Fund's performance to be higher or lower than the performance of funds that focus on other types of stocks that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Risks specific to Sit U.S. Government Securities Fund

Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable. Beginning January 1, 2020, the Sit U.S. Government Securities Fund has two available share classes. Class S shares are the share class that existed prior to January 1, 2020. Class Y shares are a new share class publicly available after January 1, 2020 that offer an annual management fee of 0.55% with a minimum investment requirement of $1 million.

Risks specific to Sit MN Tax-Free Fund

Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. Tax, legislative, regulatory, demographic or political changes in Minnesota, as well as changes impacting Minnesota's financial, economic or other conditions may adversely impact the Fund. The Fund may be more adversely affected than other funds by future changes in federal or state income tax laws. A relatively small number of Minnesota tax-exempt issuers may necessitate the Fund investing a larger portion of its assets in a limited number of issuers than a more diversified fund, and the Fund may be more susceptible to an single economic, political or regulatory occurrence than a more diversified fund. The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar-yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling interest rates may lower the income earned by the Fund and result in the Fund investing in lower-yielding securities., lowering the Fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Disclosure Page

Risks specific to Tax-Free Fund
Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. The Fund's municipal securities may be particularly affected by the political, demographic, legislative and economic conditions and developments in the issuing states and their political subdivisions, and the Fund may be more adversely affected than other funds by future changes in federal or state income tax laws. The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar-yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling interest rates may lower the income earned by the Fund and result in the Fund investing in lower-yielding securities., lowering the Fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Index Descriptions
The **S&P 500** is an unmanaged capitalization-weighted index that measures the performance of 500 widely-held common stocks of large cap companies. It is not possible to invest directly in an index.

The **Russell 2000 Index** is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, which consists of the 3,000 largest U.S. companies based on market capitalization. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. It is not possible to invest directly in an index.

The **Russell 2000® Growth Index** is an unmanaged index that measures the performance of the small-cap growth segment of the U.S. equity universe, including those Russell 2000 companies with higher price-to-book rations and higher forecasted growth values. It is not possible to invest directly in an index.

The **Russell 2000® Value Index** is an unmanaged index that measures the performance of the small-cap growth segment of the U.S. equity universe, including those Russell 2000 companies with lower price-to-book rations and lower forecasted growth values. It is not possible to invest directly in an index.

The Capital 5-Year Municipal Bond Index is an unmanaged of long-term, fixed-rate, investment-grade tax-exempt bonds representative of the municipal bond market. The Municipal Bond Index is an unmanaged, broad-based benchmark that measures the investment grade U.S. dollar – denominated, fixed tax-exempt bond market. It includes state and local general obligation, revenue, insured, and pre-refunded bonds. It is not possible to invest directly in an index.

Sit Investment Associates

Index Descriptions
The **MSCI World Index** is an unmanaged free float-adjusted market capitalization Index that measures the equity market performance of 23 developed markets countries. It is not possible to invest directly in an index.

The **MSCI EAFE Index** is an unmanaged index that measures the performance of large and mid-cap securities across 21 developed markets, including countries in Europe, Australia, and the Far East, excluding the U.S. and Canada. It is not possible to invest directly in an index.

The **Russell 1000 Growth Index** is an unmanaged index that measures the performance of the Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The Russell 1000 Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization.

The **Russell 1000 Value Index** is an unmanaged that measures the performance of the Russell 1000 companies with lower price-to-book ratios and lower forecasted growth values. The Russell 1000 Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization.

The **Intermediate Government Index** is a sub-index of the Bloomberg Government Bond Index covering issues with remaining maturities of three to five years. The **Bloomberg Government Bond Index** measures the performance of securities of the U.S. Government, including public obligations of the U.S. Treasury of one year or more, and publicly issued debt of U.S. Government agencies, quasi-federal corporations, and corporate or foreign debt guaranteed by the U.S. Government. It is not possible to invest directly in an index.

Definition of Terms
Beta is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta of less than 1 is less volatile.

Weighted average market cap is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Median market cap is the midpoint market capitalization of companies held by the Fund; half of the companies held by the Fund will have larger market capitalizations and half will have lower market capitalizations.

Definition of Terms

Forward dividend yield is calculated by dividing each security's indicated annual dividends (IAD) by the security's current value. The IAD for a stock that pays dividends at a fixed frequency is computed by multiplying the most recent payment times the frequency. When a dividend frequency is unavailable, the IAD is calculated by totaling the dividends for the latest 12 months. The IAD is zero in the cases where dividend history is not available or when future dividend payments have been suspended. The Fund's forward dividend yield is the sum of each security's IAD multiplied by its weight in the Fund's portfolio, not the actual dividend yield of the Fund.

Return on Invested Capital (ROIC) is a measure of financial performance expressed as a percentage, and is used to assess the return that a company generates for investors who have provided capital, i.e. bondholders and stockholders. The general equation for ROIC is: (Net income - Dividends) dividend by (Debt + Equity).

Free Cash Flow Margin is a measure of financial performance expressed as a percentage, and is calculated as free cash flow (FCF) divided by revenue. FCF represents the cash that a company is able to generate after paying for required capital expenditures. Generally, the higher the percentage, the more cash a company has for paying dividends, reducing debt or for other purposes.

Effective duration is calculated based on historical price changes of securities held by the Fund utilizing empirical historical pricing, estimated average life yield, estimated average life price, and estimated average life date as opposed to maturity, which the Adviser believes is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investments in debt securities typically decrease in value when interest rates rise. The risk is usually greater for long-term debt securities. Effective Durations reported herein are calculated by the Adviser and may differ from duration estimates reported in other materials that are based on different methods of calculating duration utilizing different assumptions.

Constant Prepayment Rate (CPR) measures mortgage prepayments as a percentage of the current outstanding mortgage pool balance. A 10% CPR means that 10% of the mortgage pool's balance is likely to prepay over the next year.

Yield to Worst is the lower of either the yield to maturity or yield to call. It is the lowest possible yield an investor will receive without a default occurring.

Constant Prepayment Rate (CPR) measures the rate at which loans (mortgages for example) are paid back. For example, a 10% CPR means that 10% of the outstanding principal is expected to be paid back during the period. Higher prepayment rates mean the loan(s) is being paid back at a faster rate, and in times of declining interest rates this may lower an investor's total return as the returned principal may have to be reinvested in lower-yielding securities.